UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number     333-167799

Full Throttle Indoor Kart Racing Inc.
(Exact name of registrant as specified in its charter)

Colorado	7996	27-1494794
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Full Throttle Indoor Kart Racing Inc.	Richard Herrera
4950 S. Yosemite Street, F2 #339	90 Sylvestor Place
Greenwood Village, Colorado 80111	Highlands Ranch, Colorado 80129
(303) 221-7223	(303) 221-7223
(Address, including zip code, and telephone number,	(Name, address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)	including area code, of agent for service)

Common Stock
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:  8

Pursuant to the requirements of the Securities Exchange Act of 1934 Full Throttle Indoor Cart Racing, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

By:	/s/ Richard Herrera
Richard Herrera, President/CEO/Principal Executive Officer March 26, 2013